Filed Pursuant to Rule 433
Registration No. 333-131143
Issuer Free Writing Prospectus
April 16, 2008
FINAL TERM SHEET
HUNTINGTON BANCSHARES INCORPORATED
8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock
     The following information supplements the Preliminary Prospectus Supplement, dated April 16, 2008, to the Prospectus dated March 25, 2008, filed pursuant to Rule 424(b)(2).

Issuer:	Huntington Bancshares Incorporated
Title of Securities:	8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock
Aggregate liquidation preference offered:	$500,000,000 of liquidation preference
Number of shares issued:	500,000
Liquidation preference per share:	$1,000
Over-allotment option:	To the extent the Underwriters sell more than 500,000 shares of Series A Preferred Stock, the Underwriters have the option to purchase, within 30 days of the initial issuance, up to an additional 75,000 shares of Series A Preferred Stock at the initial public offering price.

Price to Public:	100% of liquidation preference ($1,000 per share)
Underwriting discounts and commissions:	$30 per share
Proceeds to Issuer (before expenses):	$970 per share
Maturity:	Perpetual.
Annual dividend rate (Non-Cumulative):	8.50% on the per share liquidation preference of $1,000 per share
Dividend Payment Date:	January 15, April 15, July 15 and October 15 of each year (or the following business day if such date is not a business day), commencing on July 15, 2008
NASDAQ closing price of Issuer’s common stock on April 16, 2008:	$9.96 per share

Conversion right:	Each share of the Series A Preferred Stock may be converted at any time, at the option of the holder, into 83.6680 shares of common stock (which reflects an approximate initial conversion price of $11.95 per share of common stock) plus cash in lieu of fractional shares, subject to anti-dilution adjustments.

Mandatory conversion at Issuer’s option:	On or after April 15, 2013 the Issuer may, at its option, at any time or from time to time cause some or all of the Series A Preferred Stock to be converted into shares of common stock at the then applicable conversion rate if, for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, ending on the trading day preceding the date the Issuer gives notice of mandatory conversion, the closing price of common stock exceeds 130% of the then applicable conversion price of the Series A Preferred Stock.

Conversion upon fundamental change:	If the reference price in connection with a fundamental change is less than the applicable conversion price, each share of Series A Preferred Stock may be converted during the period beginning on the effective date of the fundamental change and ending on the date that is 30 days after the effective date of such fundamental change at an adjusted conversion price equal to the greater of (1) the reference price and (2) $4.98, which is 50% of the closing price of the Issuer’s common stock on the date of the prospectus supplement, subject to adjustment. If the reference price is less than $4.98, holders will receive a maximum of 200.8032 shares of common stock per share of Series A Preferred Stock, subject to adjustment, which may result in a holder receiving value that is less than the liquidation preference of the Series A Preferred Stock.

Make-whole shares upon certain acquisitions:	The following table sets forth the number of make-whole shares per share of Series A Preferred Stock for each stock price and effective date set forth below:

	Stock Price
Effective Date	$9.96	$11.00	$12.00	$15.00	$18.00	$21.00	$25.00	$30.00	$35.00	$40.00	$45.00	$55.00	$75.00	$100.00
Apr 22, 2008	16.7336	15.1515	13.8889	11.1111	9.2593	7.9365	6.3892	4.8823	3.9124	3.2340	2.7308	2.0296	1.2279	0.7067
Apr 15, 2009	16.7336	15.1515	13.8889	11.1111	9.1734	7.0636	5.3445	4.0645	3.2573	2.6980	2.2843	1.7067	1.0405	0.6017
Apr 15, 2010	16.7336	15.1515	13.8889	10.7040	7.4705	5.6201	4.1862	3.1678	2.5437	2.1156	1.7989	1.3543	0.8346	0.4867
Apr 15, 2011	16.7336	15.1515	13.8889	8.5255	5.5674	4.0178	2.9242	2.2090	1.7871	1.4984	1.2828	0.9759	0.6112	0.3630
Apr 15, 2012	16.7336	15.1515	12.1688	5.8987	3.2603	2.1521	1.5345	1.1875	0.9818	0.8344	0.7208	0.5558	0.3579	0.2218
Apr 15, 2013 and after	16.7336	14.4346	10.2869	1.2849	0.0005	0.0006	0.0006	0.0001	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective dates may not be set forth on the table, in which case:

•     if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•     if the stock price is in excess of $100 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Series A Preferred Stock; and

•     if the stock price is less than $9.96 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Series A Preferred Stock.

Trade date:	April 16, 2008
Settlement date:	April 22, 2008
CUSIP/ISIN:	446150 401 / US4461504015.
Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated Lehman Brothers Inc.
Co-Managers:	Wachovia Capital Securities, LLC The Huntington Investment Company SunTrust Robinson Humphrey, Inc.
Use of proceeds:	The Issuer intends to receive net proceeds from the offering of the Series A Preferred Stock of approximately $482,500,000 (or approximately $555,250,000, if the underwriters exercise their option to purchase additional shares of Series A Preferred Stock in full), after underwriting commissions and expenses. The Issuer intends to use the net proceeds of the offering of the Series A Preferred Stock for general corporate purposes, including to increase its liquidity and to increase its capital. The precise amounts and timing of the application of the proceeds will depend on the requirements of the Issuer and its subsidiaries and affiliates.

This communication is intended for the sole use of the person to whom it is provided by us.
The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 or Lehman Brothers Inc. toll free at 1-888-603-5847.

Terms are used in this term sheet with the meanings assigned to them in the prospectus subject to completion, dated April 16, 2008, included in the registration statement referred to above.
Any disclaimer or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.